

April 20, 2009

<u>Via U.S. Mail</u>

Ms. Lian Yun Han
Chief Executive Officer
YzApp International Inc.
7/F Jinhua Mansion
41 Hanguang Street
Nangang District, Harbin, 150080
People's Republic of China

> **Re: YzApp International Inc.**
> **Amendment No. 3 to Preliminary Information Statement**
> ** on Schedule 14C**
> **Filed April 10, 2009**
> **File No. 0-52899**

Dear Ms. Han:

We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Qixiang Sun, Esq.
(202) 663-8007